UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MAIDEN HOLDINGS, LTD.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G5753U112

(CUSIP Number)

Keith Lyon

Group General Counsel

Catalina Holdings (Bermuda) Ltd.

The Belvedere Building, 2nd Floor

69 Pitts Bay Road, Pembroke HM 08, Bermuda

Tel: +1 441 494 6350

With a Copy to:

Nicholas F. Potter, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Tel: 212 909 6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5753U112

1.	NAME OF REPORTING PERSON CATALINA HOLDINGS (BERMUDA) LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 5,563,912
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,563,912
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,563,912
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.57%[1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]

Calculated based on the 84,718,837 aggregate number of Common Shares stated to be outstanding on May 10, 2020 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2020.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the statement on Schedule 13D initially filed April 2, 2018, as amended by Amendment No. 1 to Schedule 13D filed on September 14, 2018 (as may be further amended or supplemented up to the date hereof, the “Schedule 13D”), by and on behalf of Catalina Holdings (Bermuda) Ltd., a Bermuda registered and domiciled holding company (“Catalina”), relating to the common shares, par value $0.01 per share (“Common Shares”), of Maiden Holdings, Ltd., a Bermuda registered and domiciled holding company (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 2.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is hereby amended by updating the principal office of Catalina to be The Belvedere Building, 2nd Floor, 69 Pitts Bay Road, Pembroke HM 08, Bermuda.

Item 2 is hereby amended by amending and restating the name, present principal occupation or employment and business address and citizenship of each director and executive officer of Catalina as set forth below.

Name	Present Principal Occupation/Employment and Address	Citizenship
Directors
Mr. Christopher Fagan	Chief Executive Officer of Catalina Holdings (Bermuda) Ltd. BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. The Belvedere Building, 2nd Floor 69 Pitts Bay Road Pembroke HM 08 Bermuda	UK

Mr. Dean Dwonczyk

Group Director of Liabilities and Risk Management of Catalina Holdings (Bermuda) Ltd.

BUSINESS ADDRESS:

Catalina Holdings (Bermuda) Ltd.

The Belvedere Building, 2nd Floor

69 Pitts Bay Road

Pembroke HM 08

Bermuda

Australia

Mr. Jacques Bonneau	Independent Non-Executive Director BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. The Belvedere Building, 2nd Floor 69 Pitts Bay Road Pembroke HM 08 Bermuda	USA

Mr. Aditya Dutt	Senior Vice President at RenaissanceRe Holdings Ltd. BUSINESS ADDRESS: Renaissance House 12 Crow Lane Pembroke HM 19 Bermuda	India

Ms. Caroline Foulger	Senior Independent Non-Executive Director BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. The Belvedere Building, 2nd Floor 69 Pitts Bay Road Pembroke HM 08 Bermuda	UK

Mr. Frank (“Chip”) Gillis

Non-Executive Director representing Athene Life Re Ltd. Reinsurance Affiliate

BUSINESS ADDRESS:

Catalina Holdings (Bermuda) Ltd.

The Belvedere Building, 2nd Floor

69 Pitts Bay Road

Pembroke HM 08

Bermuda

USA

Mr. Bruce Hemphill	Consultant to Apollo Global Management, Inc. BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. The Belvedere Building, 2nd Floor 69 Pitts Bay Road Pembroke HM 08 Bermuda	UK

Mr. Alexander Humphreys	Partner of Apollo Global Management, Inc. BUSINESS ADDRESS: Apollo Management International LLP 25 St. George Street London W1S 1FS United Kingdom	UK

Mr. Gernot Lohr	Senior Partner of Apollo Global Management, Inc. BUSINESS ADDRESS: Apollo Management International LLP 25 St. George Street London W1S 1FS United Kingdom	Germany

Dr. Manfred Puffer	Consultant to Apollo Global Management, Inc. BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. The Belvedere Building, 2nd Floor 69 Pitts Bay Road Pembroke HM 08 Bermuda	Austria

Mr. Thomas Sorell	Independent Non-Executive Director BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. The Belvedere Building, 2nd Floor 69 Pitts Bay Road Pembroke HM 08 Bermuda	USA

Executive Officers

Mr. Christopher Fagan	Chief Executive Officer BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. The Belvedere Building, 2nd Floor 69 Pitts Bay Road Pembroke HM 08 Bermuda	UK

Mr. Dean Dwonczyk	Group Director of Liabilities and Risk Management BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. The Belvedere Building, 2nd Floor 69 Pitts Bay Road Pembroke HM 08 Bermuda	Australia

Mr. Gary Haase	Group Chief Operating Officer BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. The Belvedere Building, 2nd Floor 69 Pitts Bay Road Pembroke HM 08 Bermuda	USA

Mr. Derrick Irby	Group Chief Financial Officer BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. The Belvedere Building, 2nd Floor 69 Pitts Bay Road Pembroke HM 08 Bermuda	Bermuda

Mr. Keith Lyon[2]	Group General Counsel BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. The Belvedere Building, 2nd Floor 69 Pitts Bay Road Pembroke HM 08 Bermuda	UK

Mr. Philipp Waldstein	Group Chief Investment Officer BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. The Belvedere Building, 2nd Floor 69 Pitts Bay Road Pembroke HM 08 Bermuda	Germany

[2]	Mr. Lyon also serves as an alternate director of Catalina.

Mr. Mayur Patel	Head of M&A BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. The Belvedere Building, 2nd Floor 69 Pitts Bay Road Pembroke HM 08 Bermuda	USA

Mr. Charles Kasmer	Group Chief Actuary BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. The Belvedere Building, 2nd Floor 69 Pitts Bay Road Pembroke HM 08 Bermuda	USA

Mr. Campbell McBeath	Head of Treasury BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. The Belvedere Building, 2nd Floor 69 Pitts Bay Road Pembroke HM 08 Bermuda	Bermuda

Mr. Timothy Walker	Group Chief Risk Officer BUSINESS ADDRESS: Catalina Holdings (Bermuda) Ltd. The Belvedere Building, 2nd Floor 69 Pitts Bay Road Pembroke HM 08 Bermuda	UK

During the last five years, neither Catalina nor, to the knowledge of Catalina, any of the persons set forth in the table above (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining any of them from future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) Catalina beneficially owns in aggregate 5,563,912 Common Shares, which represent 6.57% of the outstanding Common Shares based on 84,718,837 Common Shares outstanding as of May 10, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2020.

(b) Catalina has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 5,563,912 Common Shares.

(c) The following table lists all the transactions in Common Shares effected during the past sixty days by Catalina. All such transactions were effected on the open market.

Common Shares Sold	Price per Share ($)	Date of Sale
100,000	1.1500	April 30, 2020
13,677	1.3563	May 28, 2020
85,711	1.2655	May 29, 2020
29,682	1.2025	June 1, 2020
26,987	1.2002	June 2, 2020
16,900	1.2050	June 3, 2020
78,802	1.2050	June 4, 2020
185,723	1.2527	June 5, 2020
441,705	1.3070	June 8, 2020
100,882	1.2907	June 9, 2020

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2020

CATALINA HOLDINGS (BERMUDA) LTD.

By:	/s/ Brenda Lehmann
Name: Brenda Lehmann
Title: Alternate Director